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                                                                     Exhibit 39


                            [on Pennzoil letterhead]



FOR IMMEDIATE RELEASE                                     Contact: Robert Harper
                                                                  (713) 546-8536



                         PENNZOIL COMPANY REACTS TO UPR
                        ANNOUNCEMENT OF SHARES TENDERED


         HOUSTON (July 22, 1997) -- James L. Pate, chairman and CEO of Pennzoil Company (NYSE:PZL), said, "Given the two-tiered, coercive nature of the UPR proposal, it is not surprising to us that 61.5 percent of our shareholders felt they had no choice but to tender their shares in an attempt to protect themselves from being forced into accepting all stock in the back-end of a transaction that is highly uncertain and of questionable value.


         "Because of UPR's prior market performance and the pricing collar mechanism that limits the value of the second step transaction, the purported value of any UPR stock to be delivered is subject to substantial downward pressure and uncertainty, particularly when UPR stock trades below $25 per share."

         Pate added, "The position of our board of directors with respect to the UPR proposal has been made very clear in our filings and in previous communications to our shareholders. The board firmly believes that the UPR proposal is inadequate and not in the best interests of Pennzoil and its shareholders, and that pursuit of Pennzoil's strategic business plan will produce greater long-term value than the UPR proposal.

         "The board of directors of Pennzoil is strongly committed to staying on the strategic course the company has set for itself to maximize long-term value for Pennzoil shareholders, not the shareholders of UPR. We will continue to strongly resist UPR's inadequate offer and its effort to intercept the unrecognized emerging value of Pennzoil stock."

         Pennzoil plans to release second quarter results on Monday, July 28. Pate commented, "Our second quarter results will substantially exceed second quarter 1996 results on a recurring basis and will demonstrate the continuing success of Pennzoil's strategic plan. This will be our seventh consecutive quarter of year-on-year improvement and provides us a strong basis to continue to grow this company."